N E W S R E L E A S E

April 30, 2015

Nevsun Reports $37 Million in Operating Cash Flow in Q1 2015

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three months ended March 31, 2015.  Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.

First quarter 2015 highlights

  Earnings per share of $0.06
  Net cash provided by operating activities of $37 million
  Working capital of $517 million, including $443 million of cash
  Produced 38 million pounds of copper in the quarter
  Achieved industry lowest-quartile C1 cash costs(1) of $1.23 per payable pound sold
  Paid quarterly dividend of $0.04 per share
  Announced increased mineral resource at Bisha and Harena
  Continued progress of zinc plant expansion – on time and on budget

Financial Review

	Q1 2015	Q1 2014
Revenue (millions)	$117.2	$99.2
Operating income (millions)	42.6	52.0
Net income (millions)	23.0	28.2
Net income attributable to Nevsun shareholders (millions)	12.6	15.4
Basic earnings per share attributable to Nevsun shareholders	0.06	0.08
Working capital (millions)	517.0	462.2

Copper price realized, per payable pound sold	2.49	3.01
C1 cash cost per payable pound sold(1)	$1.23	$0.98

“We’ve concluded another successful and profitable quarter, despite a five year low in copper prices." stated Cliff Davis, President and CEO of Nevsun. "Nevsun earned $23 million during Q1 2015 ($12.6 million attributable to Nevsun shareholders) or $0.06 per share.  We believe these operating results demonstrate the quality of our asset and our management team.  The zinc expansion project continues to progress well and is expected to be completed on time and on budget.  We have been careful not to commit any of our zinc off-take so as to take advantage of the expected tightening of worldwide zinc supply just as our zinc concentration production begins."

(1) C1 cash cost per pound is a non-GAAP measure – see page 12 of the Q1 2015 MD&A for a discussion of non-GAAP measures.

Operations Review

	Q1 2015	Q1 2014
Ore mined, tonnes	657,000	487,000
Waste mined, tonnes	3,517,000	3,471,000
Strip ratio, (using tonnes)	5.4	7.1
Ore milled tonnes	441,000	353,000
Copper feed grade, %	4.7	6.1
Recovery, % of copper	83.8	83.5
Copper concentrate grade, %	24.8	28.8
Copper in concentrate produced, millions of pounds	38.0	39.7
Copper in concentrate produced, tonnes	17,200	18,000
Payable copper in concentrate sold, millions of pounds(1)	47.4	34.0
Payable copper in concentrate sold, tonnes(1)	21,500	15,400
(1)	Q1 2014 included 4.5 million pounds or 2,000 tonnes of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Cliff Davis continued, “In spite of the plant shutdown as a result of a mechanical issue with the ball mill gear box in mid-March, the strong performance of the Bisha team during January and February enabled us to produce 38 million pounds of copper in concentrate by processing approximately 441,000 tonnes of ore, averaging about 4.7% copper.  In the meantime, we took advantage of the temporary shutdown to complete or accelerate both scheduled and preventative maintenance and mine additional waste, leading to a quarterly record for tonnes mined at Bisha.  The mill is expected to perform at the necessary throughput rate to achieve our 2015 production guidance.”

The Company issued its 2014 CSR Report on April 23, 2015.  Cliff Davis commented, “We are proud to be able to demonstrate the economic benefits for our shareholders through our total shareholder returns and for the people of Eritrea, through taxes paid and our ever increasing levels of local procurement.  The positive impact we are having on the health and safety of our people, the environment and the communities in which we operate are equally as important as the economic benefits.  As the flagship mine in the country, we are aiming to create the national template for mining excellence.”

“We have had continued great exploration results so far this year.  The successful methodology used in 2014, particularly at Harena, is now being utilized across the Company’s licensed areas.  We remain confident in the potential the Bisha district has to offer.”

Conference call details

The Company will hold a conference call on Friday, May 1, 2015, at 8AM Vancouver / 11AM Toronto, New York / 4PM London, to discuss the Q1 2015 results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until May 8, 2015, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 486448.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or failures due to electrical circuit failures or other repairs to the plant or inadequate fuel quality or supply required to effectively operate power generators for the plant or otherwise, (x) the Company experiences shipping delays for equipment or replacement parts that are required to complete repairs at the copper plant that could impact mining operations; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law. For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com